1934 Act Registration No. 1-14700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________________
FORM 6-K
_____________________________
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2026
(Commission File Number: 001-14700)
_____________________________
Taiwan Semiconductor Manufacturing Company Limited
(Translation of Registrant’s Name Into English)
_____________________________
No. 8, Li-Hsin Road 6
Hsinchu Science Park
Hsinchu 300-096, Taiwan
Republic of China
(Address of Principal Executive Offices)
_____________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Limited

Date: May 15, 2026	By	/s/ Wendell Huang

Wendell Huang

Senior Vice President and Chief Financial Officer

TSMC to Sell 8.1% of Vanguard International Semiconductor

HSINCHU, Taiwan, R.O.C., May 15, 2026 – TSMC (TWSE: 2330, NYSE: TSM) plans to execute the sale of up to 152.0 million common shares of Vanguard International Semiconductor Corporation (“VIS”), or approximately 8.1% of VIS’ fully-diluted paid-in-capital through a block trade to financial institutional investors.

The proposed share sale will not affect TSMC’s strategic relations with VIS, including outsourcing of interposer production and licensing of GaN technology to VIS. The proposed share sale is part of TSMC’s plan to focus its resources on core business activities. In June 2024, TSMC ceased to have representation on VIS’ board of directors.

TSMC currently holds approximately 27.1% of VIS shares on a fully diluted basis. Upon the completion of this share sale, TSMC expects to reduce its shareholding in VIS to approximately 19%. TSMC has no plan to sell more VIS shares in the foreseeable future.

About TSMC
TSMC pioneered the pure-play foundry business model when it was founded in 1987 and has been the world’s leading dedicated semiconductor foundry ever since. The Company supports a thriving ecosystem of global customers and partners with the industry’s leading process technologies and portfolio of design enablement solutions to unleash innovation for the global semiconductor industry. With global operations spanning Asia, Europe, and North America, TSMC serves as a committed corporate citizen around the world.

TSMC deployed 305 distinct process technologies, and manufactured 12,682 products for 534 customers in 2025 by providing the broadest range of advanced, specialty and advanced packaging technology services. The Company is headquartered in Hsinchu, Taiwan. For more information please visit https://www.tsmc.com.

#    #    #

TSMC Spokesperson:	Media Contacts:
Wendell Huang Senior Vice President and CFO	Nina Kao Head of Public Relations Tel: 886-3-5636688 ext.7125036 Mobile: 886-988-239-163 E-Mail: press@tsmc.com